UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Joshua N. Korff, Esq.

Elazar Guttman, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 850,207

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 850,207

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 850,207^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%*

14.	Type of Reporting Person CO

^ As of the date of this Statement and prior to the closing of the transactions described in Items 3 through 6, below, Brookfield Asset Management Inc. beneficially owns 175,207 Common Units and warrants to purchase 675,000 additional Common Units. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 154,533,292 Common Units, comprised of 153,858,292 Common Units outstanding as of July 26, 2017 and 675,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Asset Management Inc.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 850,207

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 850,207

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 850,207^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%*

14.	Type of Reporting Person CO

^ As of the date of this Statement and prior to the closing of the transactions described in Items 3 through 6, below, Partners Limited beneficially owns 175,207 Common Units and warrants to purchase 675,000 additional Common Units. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 154,533,292 Common Units, comprised of 153,858,292 Common Units outstanding as of July 26, 2017 and 675,000 Common Units to be issued upon exercise of the warrants beneficially owned by Partners Limited.

Item 1.         Security and Issuer

This statement of Schedule 13D (this “Statement”) relates to common units (the “Common Units”) representing limited partnership interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer” or the “Partnership”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. As of July 26, 2017, there were 153,858,292 Common Units of the Issuer outstanding.

Item 2.         Identity and Background

(a)               This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)                           Brookfield Asset Management Inc., a corporation formed under the laws of Ontario, Canada (“BAM”); and

(ii)                        Partners Limited, a corporation formed under the laws of Ontario, Canada (“Partners Limited” and, collectively with BAM, “Brookfield”).

The Common Units and warrants to purchase Common Units (the “Warrants”) reported herein are held by investment funds that are managed by Brookfield Investment Management Inc. (“BIM”). Since BIM manages such funds, it may be deemed to beneficially own such Common Units and Warrants.  Since BIM is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 85,120 Class B Limited Voting Shares of BAM, representing 100% of such shares, and 867,495 Class A Limited Voting Shares of BAM, representing approximately 0.1% of such shares. As a result, Partners Limited may also be deemed to beneficially own the Common Units and Warrants reported herein. For the avoidance of doubt, neither BIM, nor the funds managed by BIM that hold the Common Units and Warrants reported herein, have entered into the agreements with affiliates of Teekay Corporation referred to in the Transactions. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b)              The business address of each Reporting Person is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

(c)               The principal business of BAM is alternative asset management. The principal business of Partners Limited is to hold securities of BAM, directly and indirectly, for the long-term.

Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses and citizenship, of BAM and Partners Limited, respectively.

(d)              During the last five years, none of the Reporting Persons or Scheduled Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the last five years, none of the Reporting Persons or Scheduled Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                The citizenship of each Scheduled Person is set forth in Schedules I and II hereto.

Item 3.         Source and Amount of Funds or Other Consideration

BIM, which is a subsidiary of BAM, is the manager to investment funds (the “BIM Funds”) that hold (i) 175,207 Common Units and (ii) warrants to purchase 675,000 Common Units pursuant to the Series D Preferred Unit and Warrant Purchase Agreement (the “Series D Preferred Unit and Warrant Purchase Agreement”) between the Issuer and the purchasers named on Schedule A thereto for an aggregate purchase price of $10 million. The purchases of Common Units and Warrants were funded from available liquidity.

Brookfield TK TOLP L.P. (“Brookfield TOLP”), which is a fund managed by BAM, has entered into an Investment Agreement (the “Brookfield LP Investment Agreement”) with the Issuer, pursuant to which Brookfield TOLP will acquire beneficial ownership of (i) 244,000,000 Common Units (the “Brookfield Purchased Common Units”) and (iii) warrants to purchase 62,440,945 Common Units (the “Brookfield Purchased Warrants” and, together with the Brookfield Purchased Common Units, the “Brookfield Purchased Securities”), for an aggregate purchase price of $610 million. In addition, pursuant to a Purchase Agreement (the “GP Purchase Agreement”) between Teekay Holdings Limited (“Teekay Holdings”), a wholly-owned subsidiary of Teekay Corporation (“Teekay Corporation”) and Brookfield TK TOGP L.P. (“Brookfield TOGP”), an affiliate of the Reporting Persons, the Reporting Persons will acquire beneficial ownership of 49% of the limited liability company interests in Teekay Offshore GP L.L.C. (the “Teekay Offshore General Partner”), the general partner of the Issuer, for an aggregate purchase price of $4 million, with an option for Brookfield TOGP to acquire an additional 2% of the limited liability company interests in the Teekay Offshore General Partner upon the occurrence of certain events described below. The aggregate purchase price for the Brookfield Purchased Securities and the limited liability company interests in the Teekay Offshore General Partner will be funded from available liquidity.

Item 4.         Purpose of Transaction

The BIM funds acquired the Common Units and warrants to purchase Common Units for investment purposes.

However, funds and accounts managed by BAM (and which is managed separately from funds managed by BIM) expect to acquire an additional 244,000,000 Common Units, in the aggregate, and 62,440,945 warrants to purchase Common Units, in the aggregate, in connection with the closing of the transactions contemplated by the following agreements entered into on July 26, 2017: (i) the Brookfield LP Investment Agreement, (ii) the GP Purchase Agreement, (iii) the Investment Agreement between the Issuer and Teekay Holdings, pursuant to which the Issuer has agreed to sell (a) 12,000,000 Common Units (the “Teekay Purchased Units”) and (b) warrants to purchase 3,059,055 Common Units (the “Teekay Purchased Warrants” and, together with the Teekay Purchased Common Units, the “Teekay Purchased Securities”) to Teekay Holdings for an aggregate purchase price of $30 million (the “Teekay Investment Agreement”) and (iv) the Amended and Restated Subordinate Promissory Note pursuant to which, among other things, the Subordinate Promissory Note issued by the Issuer to Teekay Corporation on July 1, 2016 (the “Subordinate Promissory Note”) in the principal amount of $200 million will be assigned by Teekay Corporation to, and assumed by, Brookfield TOLP for a purchase price of $140 million plus 11,440,945 of the Brookfield Purchased Warrants. The transactions contemplated by the GP Purchase Agreement, the Brookfield Purchase Agreement, the Teekay Investment Agreement and the Amended and Restated Subordinate Promissory Note are collectively referred to in this Statement as the “Transactions.”

The closing of the Transactions is contingent upon the satisfaction of certain conditions, including the execution of certain agreements by the Issuer and funds and accounts managed by BAM or subsidiaries of BAM as described in Item 6 below. If the Transactions do not close for any reason, including because the conditions to closing are not satisfied, (i) Brookfield TOGP will not acquire the securities of the Teekay Offshore General Partner and (ii) Brookfield TOLP will not acquire or dispose of the securities of the Issuer as described above.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with members of management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer, lenders to the Issuer and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential refinancings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Issuer or other corporate transactions, or otherwise work with management and the board of directors of the Issuer. The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the

Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations, applicable law and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons, at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions with advisors, the Issuer or other persons.

Item 5.         Interest in Securities of the Issuer

(a)                                 As of the date of this Statement, the aggregate number and percentage of Common Units of the Issuer, including the warrants to purchase Common Units of the Issuer on an as-exercised basis, beneficially owned by the Reporting Persons to which this Statement relates is 850,207 Common Units, constituting approximately 0.6% of the 154,533,292 Common Units, comprised of 153,858,292 Common Units outstanding as of July 26, 2017 and 675,000 Common Units to be issued upon exercise of the warrants beneficially owned by the Reporting Persons. Such Common Units and Warrants are held by funds managed by BIM. Since BIM manages such funds, it may be deemed to beneficially own such Common Units and Warrants. Since BIM is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 85,120 Class B Limited Voting Shares of BAM, representing 100% of such shares, and 867,495 Class A Limited Voting Shares of BAM, representing approximately 0.1% of such shares. As a result, Partners Limited may also be deemed to beneficially own the Common Units and Warrants reported herein. For the avoidance of doubt, neither BIM, nor the funds managed by BIM that hold the Common Units and Warrants reported herein, have entered into the agreements with affiliates of Teekay Corporation referred to in the following two paragraphs.

Upon the closing of the Transactions, funds and accounts managed by BAM or subsidiaries of BAM will acquire an additional 244,000,000 Common Units and warrants to purchase 62,440,945 additional Common Units. In addition, upon the closing of the Transactions, BAM will beneficially own 49% of the Teekay Offshore General Partner, which may be further increased to 51% of the limited liability company interests of the Teekay Offshore General Partner upon the occurrence of certain events described in Item 6 below.

Funds and accounts managed by BAM or subsidiaries of BAM affiliates have entered into agreements with affiliates of Teekay Corporation for the purpose of the acquisition of Common Units of the Issuer by affiliates of the Reporting Persons and by Teekay Corporation and, upon closing of such acquisition, expect to enter into agreements providing affiliates of the Reporting Persons and Teekay Corporation with certain governance and other rights with respect to the Issuer. See Item 6 below. Based on such agreements, the Reporting Persons and Teekay Corporation and/or its affiliates (collectively, “Teekay”) may be deemed to have formed a “group” within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended. Teekay has informed the Reporting Persons that Teekay beneficially owns 44,400,566 Common Units, representing 28.9% of the outstanding Common Units of the Issuer, which (i) includes the 252,183 Common Units held by the Teekay Offshore General Partner, and (ii) excludes the 2% general partner interest held by the Teekay Offshore General Partner. The Reporting Persons and Teekay collectively, may be deemed to beneficially own 45,250,773 Common Units of the Issuer, constituting approximately 29.4% of the 154,533,292 Common Units, comprised of 153,858,292 Common Units outstanding as of July 26, 2017 and 675,000 Common Units to be issued upon exercise of the warrants beneficially owned by the Reporting Persons. The Reporting Persons expressly disclaim beneficial ownership of the securities beneficially owned by Teekay.

(b)                                 The Reporting Persons have shared voting power and shared dispositive power over the aforementioned Common Units and warrants for the purchase of Common Units.

(c)                                  The Reporting Persons have not effected any transactions in (i) the Common Units or (ii) warrants for the purchase of Common Units during the past 60 days.

(d)                                 Investors in the funds and accounts managed by BIM that own the Common Shares and Warrants reported herein have the right to receive distributions from, or proceeds from the sale of, the Common Units and Warrants reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.         Interest in Securities of the Issuer

The information provided in Items 3 and 4 above is hereby incorporated by reference into this Item 6.

GP Purchase Agreement

Teekay Holdings currently holds 100% of the limited liability company interests in the Teekay Offshore General Partner (the “GP Interests”). Upon the closing of the purchase and sale of GP Interests under the GP Purchase Agreement, Teekay Holdings and Brookfield TOGP will hold 51% and 49% of the GP Interest, respectively. Brookfield TOGP will also hold an option to acquire from Teekay Holdings an additional 2% of the GP Interests in exchange for 1,000,000 of the Brookfield Purchased Warrants (the “Option”). The closing of the purchase and sale of the 49% GP Interests under the GP Purchase Agreement is conditioned upon, among other things, the closing of the purchase and sale of the Brookfield Purchased Securities under the Brookfield LP Investment Agreement and the receipt of any required regulatory approvals.

Please refer to the full text of the GP Purchase Agreement, a copy of which is filed as Exhibit 10.3 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the GP Purchase Agreement.

Brookfield LP Investment Agreement

The closing of the purchase and sale of the Brookfield Purchased Securities under the Brookfield LP Investment Agreement is conditioned upon, among other things, (i) Teekay Holdings and Brookfield TOGP having entered into the Second Amended and Restated Limited Liability Company Agreement of the Teekay Offshore General Partner (the “Amended and Restated GP LLC Agreement”), (ii) the completion of the transactions contemplated by the Amended and Restated Subordinate Promissory Note, (iii) the completion of the transactions contemplated by the Brookfield GP Purchase Agreement, (iv) the completion of the transactions contemplated by the Teekay Investment Agreement, (v) the Issuer having legally separated its shuttle tanker business into a wholly-owned subsidiary of the Issuer, (vi) the Issuer having received consents to the completion of the Transactions from the counterparties to certain contracts and permits, (vii) the Issuer having redeemed all of the outstanding 8.60% Series C-1 Cumulative Convertible Perpetual Preferred Units (the “Series C-1 Preferred Units”) and 10.50% Series D Cumulative Convertible Perpetual Preferred Units (the “Series D Preferred Units”) of the Issuer (the “Preferred Unit Redemption”), (viii) the amendment, extension or release of certain obligations of the Issuer, and (ix) the Issuer having received any required regulatory approvals. The Brookfield LP Investment Agreement may be terminated by either party if the purchase and sale of the Brookfield Purchased Securities has not been completed on or prior to October 31, 2017, provided that if the Bridge Loan Facility (as defined below) remains outstanding as of such date, Brookfield TOLP may, in its sole discretion, extend such date to December 31, 2017.

For additional information about the Brookfield LP Investment Agreement, see Exhibit 10.1 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198).

Teekay Investment Agreement

The purchase and sale of the Teekay Purchased Securities under the Teekay Investment Agreement is conditioned upon, among other things, the closing of the purchase and sale of the Brookfield Purchased Securities under the Brookfield Investment Agreement. Under the terms of the Teekay Investment Agreement, the Issuer has, among other things, agreed to use reasonable best efforts to cause specified guarantee obligations of the Reporting Person to be released and terminated prior to, and if needed, after, the closing of the Transactions. The Issuer has agreed to indemnify the Reporting Person and its affiliates for any losses or liabilities that the Reporting Person may suffer or incur as a result of any of such specified guarantee obligations that are not released prior to the closing.

Please refer to the full text of the Teekay Investment Agreement, a copy of which is filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Teekay Investment Agreement.

Warrant Agreements

In connection with the Transactions, the Issuer will enter into Warrant Agreements (the “Warrant Agreements”) with Brookfield TOLP and Teekay Holdings, respectively, to, among other things, authorize and establish the terms of the Brookfield Purchased Warrants and the Teekay Purchased Warrants (collectively, the “Purchased Warrants”). The Warrant Agreements will provide that each Purchased Warrant will entitle the holder thereof to purchase one Common Unit at an exercise price of $0.01, which Warrants will be exercisable at any time during the period commencing on the first date that the ten-day volume-weighted average price of the

Common Units is equal to or greater than $4.00 per unit (the “Threshold Price”) and ending on the seventh anniversary of the closing of the Investment Transactions. The number of common units issuable upon exercise of the Purchased Warrants and the Threshold Price will be subject to customary anti-dilution adjustments for splits or combinations of Common Units, distributions on Common Units paid in Common Units and similar transactions. The Threshold Price will be reduced upon the issuance of Common Units at a price less than 50% of the Threshold Price, based on a weighted-average adjustment formula, but only if such issuance was approved by a committee of the Board composed of independent directors. In the event of a going private or similar transaction in which the Issuer’s Common Units are no longer registered or publicly-traded, and the consideration paid for such Common Units exceeds the Threshold Price (for such transactions prior to January 1, 2021) or 82.5% of the Threshold Price (for such transactions on or after January 1, 2021), the Warrants will be cancelled in exchange for cash in the amount of the fair value of the Warrants as of the date of the transaction, as determined in accordance with the Warrant Agreements.

Please refer to the full text of the Warrant Agreements, the form of which is filed as Exhibit 4.1 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Warrant Agreements.

Amended and Restated GP LLC Agreement

In connection with the sale of 49% of the GP Interests from Teekay Holdings to Brookfield TOGP under the Brookfield GP Purchase Agreement, Teekay Holdings and Brookfield TOGP will enter into the Amended and Restated GP LLC Agreement which will govern certain affairs of the Teekay Offshore General Partner and certain rights and obligations among its owners.

Pursuant to the terms of the Amended and Restated GP LLC Agreement, the Option will become exercisable upon the earliest of (a) the date on which the Teekay Offshore General Partner’s board of directors (i) reasonably determines that certain consents in connection with a change of control of the Teekay Offshore General Partner have been obtained or (ii) waives such requirement, and (b) the occurrence of certain events of default specified under the Amended and Restated GP LLC Agreement. Brookfield’s exercise of the Option is subject to the receipt of consents by the Issuer under certain existing agreements. In addition to providing to Brookfield TOGP the Option, the Amended and Restated GP LLC Agreement will also provide that, following exercise of the Option, Brookfield TOGP will have the option (the “Brookfield Put Option”) to sell the 2% GP Interest to Teekay Holdings for a price per share equal to 80% of the VWAP Price per share (as such term is defined in the Amended and Restated GP LLC Agreement). Following any exercise of the Brookfield Put Option, Brookfield TOGP may subsequently repurchase the 2% GP Interest at a price per share equal to the VWAP Price.

The Amended and Restated GP LLC Agreement will provide that, prior to any exercise of the Option, the Board will consist of nine members, five of which will be elected by Teekay Holdings (of whom three will be independent of Teekay and the the Issuer and will be subject to the reasonable consent of Brookfield TOGP) and four of which will be elected by Brookfield TOGP. After any exercise of the Option, (i) (x) so long as Teekay owns at least 10% of the outstanding Common Units, Teekay Holdings will have the right to elect two directors to the Board, and (y) so long as the License Agreement (as defined below) remains in effect, Teekay Holdings will have the right to elect one director to the Board, and (ii) so long as Brookfield TOGP owns at least 10% of the outstanding Common Units, Brookfield TOGP will have the right to elect two directors to the Board. After any exercise of the Option, any additional members of the Board will be elected by the owner or owners holding a majority of all the GP Interests.

The Amended and Restated GP LLC Agreement will further provide that, until the Option is exercised and directors elected by Brookfield TOGP constitute a majority of the Board, the Teekay Offshore General Partner and the Issuer will not engage in certain actions without Brookfield TOGP’s consent, which actions will include, among others and in each case subject to specified exceptions, (i) authorizing, issuing, splitting, combining or reclassifying equity securities of the Teekay Offshore General Partner or the Issuer, (ii) incurring indebtedness in excess of $50 million, (iii) amending the Issuer’s or the Teekay Offshore General Partner’s organizational documents or specified corporate policies, (iv) entering into a transaction with any affiliate of the Issuer in excess of $1 million, (v) entering into acquisition or divestment transactions, or making capital expenditures, in each case, in excess of $50 million, (vi) entering into, amending, waiving or terminating contracts in excess of $50 million or certain other contracts, (vii) commencing or settling litigation or dispute resolution proceedings in excess of $5 million, (viii) entering into any merger, business combination or spin-off transaction or taking any other action that requires the approval of the holders of the Common Units, (ix) increasing or decreasing the size of the Board, (xi) making material changes to the employment of certain officers of the Issuer, (x) effecting any material change in the nature of the business or operations of the Issuer, (xi) approving a business plan or annual budget of the Issuer involving an increase in expenditures in excess of 5% over the prior fiscal year, (xii) declaring or paying dividends or distributions on the Teekay Offshore General Partner’s or the Issuer’s equity securities, excluding ordinary quarterly distributions declared and paid by the Issuer of no more than $0.01 per Common Unit, or (xiii) redeeming, purchasing or otherwise acquiring equity securities of the Teekay Offshore General Partner.

So long as Teekay Holdings owns at least 15% of the outstanding Common Units on a fully diluted basis, (i) Teekay Holdings will have the right to repurchase the GP Interests held by Brookfield TOGP in the event that Brookfield TOGP no longer owns at least 15% of the outstanding Common Units on a fully diluted basis, and (ii) Teekay Holdings will have a right of first offer to purchase any GP Interests proposed to be sold by Brookfield TOGP.

In the event (i) that Teekay Holdings owns less than 10% of the outstanding Common Units and Brookfield TOGP owns at least 15% of the outstanding Common Units, each on a fully diluted basis, or (ii) of the occurrence of certain events of default, Brookfield TOGP will have the right to purchase the remaining GP Interests held by Teekay Holdings.

Under the terms of the Amended and Restated GP LLC Agreement, until such time as specified Teekay subsidiaries providing services to the Issuer are transferred to the Issuer and the second anniversary of the date of the Amended and Restated GP LLC Agreement, Teekay Holdings will be subject to specified restrictions on its ability to transfer or hedge its Common Units or Teekay Purchased Warrants. For so long as Teekay Holdings owns Shares in the Teekay Offshore General Partner, in the event that Brookfield TOGP agrees to sell all or substantially all of its Common Units of the Issuer and shares of the Teekay Offshore General Partner, Brookfield TOGP may require Teekay Holdings to participate in the sale on the same terms and conditions as Brookfield TOGP. Brookfield TOGP and Teekay Holdings will also agree that the preemptive rights granted to the Teekay Offshore General Partner under the Fifth Amended and Restated Agreement of Limited Partnership of the Issuer (the “Limited Partnership Agreement”)

Under the terms of the Amended and Restated GP LLC Agreement, until such time as specified Teekay subsidiaries providing services to the Issuer are transferred to the Issuer and the second anniversary of the date of the Amended and Restated GP LLC Agreement, Teekay Holdings will be subject to specified restrictions on its ability to transfer or hedge its Common Units or Teekay Purchased Warrants. For so long as Teekay Holdings owns Shares in the General Partner, in the event that Brookfield TOGP agrees to sell all or substantially all of its Common Units of the Issuer and shares of the General Partner, Brookfield TOGP may require Teekay Holdings to participate in the sale on the same terms and conditions as Brookfield TOGP. Brookfield TOGP and Teekay Holdings will also agree that the preemptive rights granted to the General Partner under the Limited Partnership Agreement will be allocated between Brookfield TOGP and Teekay Holdings, and each of their respective affiliates, based on the relative percentages of the Common Units and Warrants owned (on an as-converted basis) by each of Brookfield TOGP and Teekay Holdings, and their respective controlled affiliates.

Please refer to the full text of the Form of Amended and Restated GP LLC Agreement, a form of which is filed as Exhibit 4.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Amended and Restated GP LLC Agreement.

Amended and Restated Subordinate Promissory Note

As part of the Transactions, on July 26, 2017, the Issuer, Brookfield TOLP, an affiliate of Brookfield, and Teekay Corporation entered into the Amended and Restated Subordinate Promissory Note, which provides that, contingent upon the closing of the Transactions, (i) the Subordinate Promissory Note issued by the Issuer to Teekay Corporation on July 1, 2016 in the principal amount of $200 million will be assigned by Teekay Corporation to, and assumed by, Brookfield TOLP for a purchase price of $140 million plus 11,440,945 of the Brookfield Purchased Warrants (the “Intercompany Loan Purchase”), and (ii) the maturity date under the Subordinate Promissory Note will be extended from January 1, 2019 to January 1, 2022, among other changes.

Please refer to the full text of the Amended and Restated Promissory Note, a copy of which is filed as Exhibit 10.4 to the Issuer’s Report on Form 6-K, filed on  August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Amended and Restated Promissory Note.

Registration Rights Agreement

In connection with the Transactions, the Issuer, Brookfield TOLP and Teekay Corporation will enter into a registration rights agreement relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”) of certain Common Units and Warrants (the “Registration Rights Agreement”). During the period the Registration Rights Agreement is in effect, Brookfield TOLP and Teekay Corporation will suspend the Teekay Offshore General Partner’s existing registration rights under the Fifth

Amended and Restated Limited Partnership Agreement of Teekay Offshore Partners L.P. Subject to certain conditions, the Registration Rights Agreement will provide each of Brookfield TOLP and Teekay Corporation with the right to demand that the Issuer file, within 12 months after the closing of the Transactions, a shelf registration statement with respect to the Brookfield Purchased Common Units, the Teekay Purchased Common Units, any Common Units beneficially owned by Brookfield TOLP and its affiliates or Teekay Corporation and its affiliates as of the closing of the Transactions, and the Common Units issuable upon the exercise of the Warrants (collectively, the “Registrable Securities”). The Registration Rights Agreement will further provide Brookfield TOLP and Teekay Corporation the right to demand the Issuer register the Registrable Securities in an underwritten offering, on or after the date that is 12 months after the closing of the Transactions, as well as the right to include the Registrable Securities in any registration statement filed by the Issuer in connection with a public offering of the Issuer’s Common Units or securities convertible into, or exchangeable for, Common Units, subject to customary exceptions and limitations. The Registration Rights Agreement will also provide that all such registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by the Issuer.

Please refer to the full text of the Form of Registration Rights Agreement, a form of which is filed as Exhibit 4.3 to the Issuer’s Report on Form 6-K, filed on  August 1, 2017 (File No. 001-33198), and incorporated by reference herein, for more detailed information regarding the Registration Rights Agreement.

Preferred Unit Redemption

The Brookfield LP Investment Agreement provides that, at or before the closing of the Transactions, the Issuer will have completed the Preferred Unit Redemption. In order to effect the Preferred Unit Redemption, the Issuer has entered into letter agreements with each of the holders of the outstanding Series C-1 Preferred Units and Series D Preferred Units (the “Preferred Holders”), pursuant to which the Issuer has agreed, contingent upon the closing of the other Transactions, to repurchase all outstanding Series C-1 Preferred Units at a price of $18.20 per unit and all outstanding Series D Preferred Units at a price of $23.75 per unit, plus, in each case, any accrued and unpaid quarterly distributions from the most recent date on which a quarterly distribution has been made, up to, but not including, the closing date of the Transactions. The letter agreements provide that, concurrently with the Preferred Unit Redemption, the Issuer’s Series B Warrants to purchase Common Units issued on June 29, 2016 will be amended to reduce the exercise price of the Series B Warrants from $6.05 to $4.55. In addition, each holder of Series C-1 Preferred Units and Series D Preferred Units has agreed that, through the earlier of the closing date of the Transactions or December 31, 2017, notwithstanding the terms of the Limited Partnership Agreement, (a) the distribution rate on the Series C-1 Preferred Units and the Series D Preferred Units will be fixed at 8.60% per annum and 10.50% per annum, respectively, and (b) no quarterly distributions will be made on the Series C-1 Preferred Units and the Series D Preferred Units (although the amount of any unpaid quarterly distribution will accrue and be payable upon repurchase or upon earlier termination of the letter agreements), but the Issuer may continue to pay quarterly distributions on its Series A Preferred Units, Series B Preferred Units and Common Units during such period.  The Reporting Persons beneficially own 400,000 Series D Preferred Units.

Bridge Loan Facility

The Issuer and Brookfield TOLP entered into a binding commitment pursuant to which Brookfield TOLP has agreed to provide to the Issuer a credit facility in an amount up to $100 million, on the terms and subject to (i) the conditions of the commitment, (ii) the execution and delivery of the credit facility and (iii) the satisfaction by Brookfield TOLP in all respects of the conditions for borrowing to be satisfied by the Issuer at the time of any draws under such facility. The facility shall mature on April 1, 2018 and other Brookfield entities have agreed to guarantee the obligations of Brookfield TOLP to make advances thereunder.

Item 7.         Material to be Filed as Exhibits

1.              Joint Filing Agreement, dated August 7, 2017, between the Reporting Persons.

2.              Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P. (filed as Exhibit 10.3 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

3.              Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P. (filed as Exhibit 10.1 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 and incorporated by reference herein it its entirety).

4.              Investment Agreement, dated as of July 26, 2017, between the Teekay Offshore Partners L.P. and Teekay Holdings Limited (filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

5.              Form of Warrant Agreement to be entered into by and between Teekay Offshore Partners L.P. and Teekay Holdings Limited (filed as Exhibit 4.1 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

6.              Form of Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. to be entered into by and between Teekay Holdings Limited and Brookfield TK TOGP L.P. (filed as Exhibit 4.2 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

7.              Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (filed as Exhibit 10.4 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

8.              Form of Registration Rights Agreement to be entered into by and among Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (filed as Exhibit 4.3 to the Issuer’s Report on Form 6-K, filed on August 1, 2017 (File No. 001-33198) and incorporated by reference herein in its entirety).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2017

Brookfield Asset Management Inc.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

Partners Limited

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700, Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	21 Burkebrook Place, Apt. 712 Toronto, Ontario M4G 0A2, Canada	Corporate Director and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

Murilo Ferreira, Director	Rua General Venâncio Flores, 50 Cob. 01 Leblon, Rio De Janeiro — RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of BAM	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of BAM	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	250 Vesey St., 15 Floor New York, New York 10281	Senior Managing Partner of BAM	Canada

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of BAM and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	Principe De Viana 9, 28023, Madrid, Spain	Former Chief Executive Officer, Endesa S.A.	Spain

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and Canada

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor, New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A.

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada

SCHEDULE II

PARTNERS LIMITED

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

George E. Myhal, Director	181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and CEO of Partners Value Investments Inc.	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Funds	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Lorretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of BAM	Canada